================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Date: April 29, 2002


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

================================================================================

Investor release

For immediate release

UBS releases 1999, 2000, 2001 figures reflecting new Business Group structure

Zurich / Basel, 29 April 2002

UBS is today releasing restated figures for 1999, 2000 and 2001 that reflect its new Business Group structure, effective 1 January 2002.

The major change affecting the reporting structure is the separation of the Private Clients unit from UBS Warburg into a separate Business Group called UBS PaineWebber. We will show the performance of this Business Group both before and after goodwill and acquisition costs1.

At the same time, UBS transferred UBS PaineWebber's international non-US client business to UBS Private Banking. Finally, O'Connor, originally jointly launched by UBS Global Asset Management and UBS Warburg, has become entirely part of UBS Global Asset Management.

UBS has also instituted a number of management accounting changes, the most important being the allocation of goodwill from the merger of UBS and PaineWebber. Although a majority of this goodwill will be allocated to the new UBS PaineWebber Business Group, a significant amount will be apportioned to UBS Warburg's Corporate and Institutional Clients business unit as well as smaller amounts to UBS Global Asset Management and UBS Private Banking.

Enclosed with this release are detailed tables with revised P&L statements and recalculated Key Performance Indicators for all business units, reflecting these various changes. All numbers exclude Significant Financial Events.
None of the above mentioned changes has an impact on the Group financial statements, they only affect the results of the business units and Business Groups.

New reporting structure

UBS Group: Reporting structure as of 1 January, 2002


                                           ---------------------
                                                   UBS AG
                                           ---------------------

---------------        ----------------    ---------------------     ------------------    ------------------
UBS Switzerland        UBS Global Asset          UBS Warburg           UBS PaineWebber      Corporate Center
---------------           Management       ---------------------     ------------------    ------------------
                       ----------------

-------------------                        ---------------------
Private & Corporate                             Corporate &
      Clients                              Institutional Clients
-------------------                        ---------------------

-------------------                        ---------------------
  Private Banking                                UBS Capital
-------------------                        ---------------------

Management accounting changes close-up

PaineWebber goodwill and other intangible assets allocation

Previously, goodwill and other intangible assets relating to the merger of UBS and PaineWebber were reported in the UBS Warburg Business Group and were not reflected in the results of its individual business units. With the separation of UBS PaineWebber from UBS Warburg, the goodwill and intangible assets have been assigned to the different business units that have benefited from the merger with PaineWebber.

Change in Goodwill and Other Intangible Assets at 1 January 2002

                                                            UBS
                                          UBS           Global Asset              UBS                   UBS       Corporate
                                      Switzerland        Management             Warburg             PaineWebber     Center     Total
                                  -------------------  --------------  -------------------------  --------------------------  ------
                                                                       Business            UBS
CHF million                           PCC         PB                    Group      CIC   Capital
------------------------------------------------------------------------------------------------------------------------------------
Goodwill and Other Intangible Assets   0        1,277       378        (15,763)   4,776     0        9,332            0         0
====================================================================================================================================

Associated amortization expense and net funding charges will be charged to each business unit in proportion to the share of goodwill and intangible assets. Below we show the impact of these changes on each business unit for 2001.

PaineWebber Goodwill and Other Intangible Assets P&L impact for the Financial Year 2001

                                                            UBS
                                          UBS           Global Asset              UBS                   UBS       Corporate
                                      Switzerland        Management             Warburg             PaineWebber     Center     Total
                                  -------------------  --------------  -------------------------  --------------------------  ------
                                                                       Business            UBS
CHF million                           PCC         PB                    Group      CIC   Capital
------------------------------------------------------------------------------------------------------------------------------------
Income (funding)                        0      (54)         (16)         763      (234)     0        (459)            0         0
Expense (amortization)                  0       68           20         (846)      257      0         501             0         0
------------------------------------------------------------------------------------------------------------------------------------
Performance before tax impact           0     (122)         (36)       1,609      (491)     0        (960)            0         0
====================================================================================================================================

UBS prepares its accounts under IAS and is therefore not directly affected by the introduction of FAS 142 which changes the treatment of goodwill under US GAAP. However, as part or our annual Financial Statements, we provide a reconciliation of our IAS financial statements to US GAAP. In order to do this, we perform an annual goodwill impairment test, starting on 1 January 2002. It is not expected that UBS will have to record any write-downs of goodwill in 2002 due to this test.

Group indirect cost allocation

As announced in the Fourth Quarter 2001 report, UBS has simplified the cost allocation from Corporate Center to the business units. In the past certain central costs were allocated proportionally to UBS business units. From 1 January 2002, these charges will be restricted to services that are provided directly under explicit Service Level Agreements. Overall costs in the business units were reduced by CHF 324 million, CHF 322 million and CHF 330 million for 1999, 2000 and 2001 respectively and were offset by an equal increase in Corporate Center expenses.

The impact of this change on the accounts of UBS in 2001 is given in the table below.

Group Indirect Cost Allocation Change: Impact for the Financial Year 2001

                                                            UBS
                                          UBS           Global Asset              UBS                UBS       Corporate
                                      Switzerland        Management             Warburg          PaineWebber     Center     Total
                                  -------------------  --------------  ----------------------  --------------------------  ------
                                                                       Business         UBS
CHF million                           PCC         PB                    Group         Capital
---------------------------------------------------------------------------------------------------------------------------------

Impact on general and
administrative expenses                (136)     (72)       (13)       (101)            (2)          (6)            330       0

Regulatory Equity allocated to the business units

UBS has also changed the way in which it calculates regulatory equity allocated to the business units. The change is due to an adjustment in the leverage ratio (ratio of BIS tier 1 capital excluding hybrid tier 1 capital to BIS total capital which was approximately 69% as at 31 December 2001) for non-goodwill items. This change in allocation also affects the interest earned on regulatory equity for the business units.

Restatement of Invested Assets for Private and Corporate Clients

Invested assets in the Private and Corporate Clients business unit have been restated due to the reclassification of certain assets as custody-only.

Attachment

UBS Switzerland

Restated Business Group reporting


                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Income                         3,254     3,255    3,481    3,498    13,488    3,555     3,451     3,563    3,786    14,355   12,872
Credit loss expense             (128)     (135)    (156)    (185)     (604)    (178)     (183)     (192)    (232)     (785)  (1,071)

------------------------------------------------------------------------------------------------------------------------------------

Total operating income         3,126     3,120    3,325    3,313    12,884    3,377     3,268     3,371    3,554    13,570   11,801
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses             1,141     1,205    1,243    1,236     4,825    1,215     1,283     1,306    1,347     5,151    4,882
General and
administrative expenses          646       576      639      573     2,434       728      531       594      545     2,398    2,209
Depreciation                     162       161      149      144       616      188       124       115      134       561      475
Amortization of goodwill and
other intangible assets           26        27       28       28       109       23        11        11       36        81       38
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses       1,975     1,969    2,059    1,981     7,984    2,154     1,949     2,026    2,062     8,191    7,604
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax                     1,151     1,151    1,266    1,332     4,900    1,223     1,319     1,345    1,492     5,379    4,197
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax and goodwill        1,177     1,178    1,294    1,360     5,009    1,246     1,330     1,356    1,528     5,460    4,235

Additional information
Regulatory equity allocated
(average)                      8,950    9,400     9,650   9,800     9,400    10,350    9,950    10,300   10,000    10,150    9,800
Cost / income ratio (%)           61       60        59      57        59        61       56        57       54        57       59
Cost / income ratio before
goodwill (%)                      60       60        58      56        58        60       56        57       54        56       59
------------------------------------------------------------------------------------------------------------------------------------

Private and Corporate Clients

Restated Business Unit reporting

                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Income                         1,703     1,729    1,857    1,838    7,127     1,850     1,779    1,884    1,910    7,423     7,183
Credit loss expense             (122)     (127)    (150)    (177)    (576)     (172)     (175)    (187)    (225)    (759)   (1,050)
------------------------------------------------------------------------------------------------------------------------------------

Total operating income         1,581     1,602    1,707    1,661    6,551     1,678     1,604    1,697    1,685    6,664     6,133
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses               669       750      791      778    2,988       733       807      843      804    3,187     3,363
General and administrative
expenses                         231       172      246      206      855       270       201      206      221      898       952
Depreciation                     111       117      119      112      459       130        97       85      107      419       384
Amortization of goodwill and
other intangible assets            0         0        0        0        0         0         0        1       26       27         2
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses       1,011     1,039    1,156    1,096    4,302     1,133     1,105    1,135    1,158    4,531     4,701

------------------------------------------------------------------------------------------------------------------------------------

Business unit performance
before tax                       570       563      551      565    2,249       545       499      562      527    2,133     1,432
------------------------------------------------------------------------------------------------------------------------------------

Business unit performance
before tax and goodwill          570       563      551      565    2,249       545       499      563      553    2,160     1,434

KPI's
Invested assets (CHF billion)    311       300      324      330      311       338       440      439      443      338       439
Net new money (CHF billion)     (0.1)      4.6      0.8      3.2      8.5      (1.3)      1.3      0.4               0.4
------------------------------------------------------------------------------------------------------------------------------------

Cost / income ratio (%)           59        60       62       60       60        61        62       60       61       61        65
Cost / income ratio before
goodwill (%)                      59        60       62       60       60        61        62       60       59       61        65
------------------------------------------------------------------------------------------------------------------------------------

Non-performing loans / gross
loans outstanding (%)            4.6       4.9      5.1      5.1      4.6       5.3       5.9      6.3      6.6      5.3       6.8
Impaired loans / gross
loans outstanding (%)            7.4       7.9      8.0      8.1      7.4       9.1       9.6     10.2     10.8      9.1      11.4
------------------------------------------------------------------------------------------------------------------------------------


Additional information
As at                         31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)      640       602      673      660      640
Regulatory equity allocated
(average)                      6,100     6,350    6,500    6,750    6,400     7,750     8,000    8,400    8,200    8,050     8,250
Headcount (full time
equivalents)                  19,938    20,646   20,703   20,950   19,938    21,100    21,767   22,270   22,668   21,100    24,098
------------------------------------------------------------------------------------------------------------------------------------

Private Banking

Restated Business Unit reporting

                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Income                         1,551     1,526    1,624    1,660    6,361     1,705     1,672    1,679    1,876    6,932     5,689
Credit loss expense               (6)       (8)      (6)      (8)     (28)       (6)       (8)      (5)      (7)     (26)      (21)
------------------------------------------------------------------------------------------------------------------------------------

Total operating income         1,545     1,518    1,618    1,652    6,333     1,699     1,664    1,674    1,869    6,906     5,668
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses               472       455      452      458    1,837       482       476      463      543    1,964     1,519
General and administrative
expenses                         415       404      393      367    1,579       458       330      388      324     1,500    1,257
Depreciation                      51        44       30       32      157        58        27       30       27      142        91
Amortization of goodwill and
other intangible assets           26        27       28       28      109        23        11       10       10       54        36
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses         964       930      903      885    3,682     1,021       844      891      904    3,660     2,903
------------------------------------------------------------------------------------------------------------------------------------

Business unit performance
before tax                       581       588      715      767    2,651       678       820      783      965    3,246     2,765
------------------------------------------------------------------------------------------------------------------------------------

Business unit performance
before tax and goodwill          607       615      743      795    2,760       701       831      793      975    3,300     2,801

KPI's
Invested assets (CHF billion)    695       654      730      699      695       699       722      697      712      699       682
Net new money (CHF billion)      4.2       7.1      9.5      4.5     25.3       0.9       1.6     (2.1)     3.1      3.5       2.3
------------------------------------------------------------------------------------------------------------------------------------

Gross margin on invested
assets (bps)                      92       88        91       95       91        96        94       95      108       99        90
------------------------------------------------------------------------------------------------------------------------------------

Cost / income ratio (%)           62        61       56       53       58        60        50       53       48       53        51
Cost / income ratio before
goodwill (%)                      60        59       54       52       56        59        50       52       48       52        50
Cost / income ratio before
goodwill and excluding European
Wealth Management Initiative (%)  53        52       48       45       50
------------------------------------------------------------------------------------------------------------------------------------

Client advisors (full
time equivalents) 2,498        2,433     2,237    1,951    2,498     1,884
------------------------------------------------------------------------------------------------------------------------------------

KPI's for the European Wealth
Management Initiative Income      32        33       31       44      140
------------------------------------------------------------------------------------------------------------------------------------

Invested assets (CHF billion)     16        13       13       12       16
Net new money (CHF billion)      1.7       2.0      1.1      0.8      5.6
------------------------------------------------------------------------------------------------------------------------------------

Client advisors (full time
equivalents)                     370       319      254      205      370
------------------------------------------------------------------------------------------------------------------------------------


Additional information
As at                         31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)      853       805      887      848      853
Regulatory equity allocated
(average)                      2,850     3,050    3,150    3,050    3,000     2,600     1,950    1,900    1,800    2,100     1,550
Headcount (full time
equivalents)                   9,531     9,336     9,131    9,074    9,531    9,172     8,874     8,506    8,438    9,172    8,131
------------------------------------------------------------------------------------------------------------------------------------

UBS Global Asset Management

Restated Business Group reporting

                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Institutional fees               290     250      277      357      1,174      356       336      284      266    1,242        858
Mutual funds fees                272     290      264      218      1,044      196       202      220      218      836        512
------------------------------------------------------------------------------------------------------------------------------------

Total operating income           562     540      541      575      2,218      552       538      504      484    2,078      1,370
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses               230     265      272      271      1,038      268       246      225      202      941        516
General and administrative
expenses                         171     129      130      139        569      137       106       99       92      434        259
Depreciation                      16       9       10       11         46       15        12       12       10       49         32
Amortization of goodwill and
other intangible assets           73      70       73       70        286       69        67       66       65      267        113
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses         490     473      485      491      1,939      489       431      402      369    1,691        920
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax                        72      67       56       84        279       63       107      102      115      387        450
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax and goodwill          145     137      129      154        565      132       174      168      180      654        563

KPI's
Cost / income ratio (%)           87      88       90       85         87       89        80       80       76       81         67
Cost / income ratio before
goodwill (%)                      74      75       76       73         75        76       68       67       63        69        59
------------------------------------------------------------------------------------------------------------------------------------

Institutional
Invested assets (CHF billion)    328     309      318      305        328      323       318      317      344      323        367
Net new money (CHF billion)      2.4     1.9      5.2     (3.3)       6.2     (6.9)     (9.3)   (20.1)   (34.5)   (70.8)     (49.9)
Gross margin on invested
assets (bps)                      36      32       36       45         37       47        42       34       30        38        24
------------------------------------------------------------------------------------------------------------------------------------

Mutual funds
Invested assets (CHF billion)    344     314      348      332        344      319       237      235      242      319        231
Net new money (CHF billion)      6.8    10.4      0.8     10.7       28.7      2.2      (0.2)     0.1      0.8      2.9       (0.3)
Gross margin on invested
assets (bps)                      33      35       31       27         32       34        34       37       37       36         25
------------------------------------------------------------------------------------------------------------------------------------


Additional information
As at                         31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)      672     623      666      637        672
Regulatory equity allocated
(average)                      1,950   1,800    1,850    1,800      1,850    1,700     1,500   1,500     1,400    1,550        250
Headcount (full time
equivalents)                   3,281   3,267    3,180    3,030      3,281    2,860     2,811   2,750     2,620    2,860      2,576

------------------------------------------------------------------------------------------------------------------------------------

UBS Warburg

Restated Business Group reporting

                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Income                          3,002    3,500    3,980    4,233    14,715    3,847     4,349   4,856     5,188    18,240    12,839
Credit loss expense               (37)     (12)     (28)     (35)     (112)     (82)      (48)    (39)      (74)     (243)     (330)
------------------------------------------------------------------------------------------------------------------------------------

Total operating income          2,965    3,488    3,952    4,198    14,603    3,765     4,301   4,817     5,114    17,997    12,509
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses              1,596    2,036    2,344    2,378     8,354    1,761     2,195   2,628     2,781     9,365     6,966
General and administrative
expenses                          640      610      719      681     2,650      846       675     621       600     2,742     2,398
Depreciation                      106       96      122      132       456      161       135     133       128       557       631
Amortization of goodwill and
other intangible assets           102       98      100      102       402       80        39      38        35       192       139
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses        2,444    2,840    3,285    3,293    11,862    2,848     3,044   3,420     3,544    12,856    10,134
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax                        521      648      667      905     2,741      917     1,257   1,397     1,570     5,141     2,375
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax and goodwill           623      746      767    1,007     3,143      997     1,296   1,435     1,605     5,333     2,514

Additional information
Regulatory equity allocated
(average)                      13,650   14,300   15,200   14,350    14,300   12,750    10,350  10,100     9,300    10,800    10,250
Cost / income ratio (%)            81       81       83       78        81       74        70      70        68        70        79
Cost / income ratio before
goodwill (%)                       78       78       80       75        78       72        69      70        68        69        78
------------------------------------------------------------------------------------------------------------------------------------

Corporate and Institutional Clients

Restated Business Unit reporting

                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Investment banking                 734      592      722      493     2,541      849      663      663      525     2,700     2,054
Equities                         1,359    1,047    1,559    2,457     6,422    1,974    2,324    2,819    3,183    10,300     5,723
Fixed income and foreign
exchange                         1,118    1,877    1,858    1,497     6,350      823    1,232    1,272    1,263     4,590     4,266
Non-core business                   39       67      136       32       274       62       50       97       71       280       482
------------------------------------------------------------------------------------------------------------------------------------

Income                           3,250    3,583    4,275    4,479    15,587    3,708    4,269    4,851    5,042    17,870    12,525
Credit loss expense                (37)     (12)     (28)     (35)     (112)     (82)     (48)     (39)     (74)     (243)     (330)
------------------------------------------------------------------------------------------------------------------------------------

Total operating income           3,213    3,571    4,247    4,444    15,475    3,626    4,221    4,812    4,968    17,627    12,195
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses               1,588    2,011    2,302    2,357     8,258    1,695    2,172    2,595    2,761     9,223     6,861
General and administrative
expenses                           610      604      705      667     2,586      831      665      610      589     2,695     2,352
Depreciation                       105       96      121      132       454      161      135      132      127       555       629
Amortization of goodwill and
other intangible assets            102       98      100      102       402       80       39       37       34       190       134
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses         2,405    2,809    3,228    3,258    11,700    2,767    3,011    3,374    3,511    12,663     9,976
------------------------------------------------------------------------------------------------------------------------------------

Business unit performance
before tax                         808      762    1,019    1,186     3,775      859    1,210    1,438    1,457     4,964     2,219
------------------------------------------------------------------------------------------------------------------------------------

Business unit performance
before tax and goodwill            910      860    1,119    1,288     4,177      939    1,249    1,475    1,491     5,154     2,353

KPI's
Compensation ratio (%)              49       56       54       53        53       46       51       53       55        52        55
------------------------------------------------------------------------------------------------------------------------------------

Cost / income ratio (%)             74       78       76       73        75       75       71       70       70        71        80
Cost / income ratio before
goodwill (%)                        71       76       73       70        72       72       70       69       69        70        79
------------------------------------------------------------------------------------------------------------------------------------

Non-performing loans / gross
loans outstanding (%)              2.6      2.1      2.3      3.1       2.6      2.8      1.6      2.0      1.8       2.8       1.6
Impaired loans / gross
loans outstanding (%)              5.4      4.7      5.4      6.8       5.4      5.6      4.5      5.6      5.1       5.6       3.4
Average VaR (10-day 99%)           278      232      290      209       252      216      238      253      259       242       213
------------------------------------------------------------------------------------------------------------------------------------


Additional information
As at                         31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)        108       98      116      110       108
Regulatory equity allocated
(average)                       13,000   13,650   14,500   13,600    13,600   12,050    9,800    9,600    8,900    10,250     9,900
Headcount (full time
equivalents)                    15,562   15,715   15,654   15,636    15,562   15,262   13,268   12,730   12,847    15,262    12,694
------------------------------------------------------------------------------------------------------------------------------------

UBS Capital

Restated Business Unit reporting

                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Total operating income          (248)     (83)    (295)    (246)      (872)     139       80        5      146       370       314
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses                 8       25       42       21         96       66       23       33       20       142       105
General and administrative
expenses                          30        6       14       14         64       15       10       11       11        47        46
Depreciation                       1        0        1        0          2        0        0        1        1         2         2
Amortization of goodwill and
other intangible assets            0        0        0        0          0        0        0        1        1         2         5
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses          39       31       57       35        162       81       33       46       33       193       158
------------------------------------------------------------------------------------------------------------------------------------

Business unit performance
before tax                      (287)    (114)    (352)    (281)    (1,034)      58       47      (41)     113       177       156
------------------------------------------------------------------------------------------------------------------------------------

Business unit performance
before tax and goodwill         (287)    (114)    (352)    (281)    (1,034)      58       47      (40)     114       179       161
------------------------------------------------------------------------------------------------------------------------------------

KPI's
------------------------------------------------------------------------------------------------------------------------------------
Value creation (CHF billion)    (0.1)    (0.3)    (0.6)    (0.4)      (1.4)     0.2               0.4                0.6       0.6
------------------------------------------------------------------------------------------------------------------------------------


As at                         31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------

Investment (CHF billion)         5.0     4.9       5.3      5.7        5.0      5.5      4.5      3.8      3.4       5.5       3.0

------------------------------------------------------------------------------------------------------------------------------------


Additional information
As at                         31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Portfolio fair value
(CHF billion)                    5.6      5.4      6.1      6.8       5.6       6.9               5.2                6.9       4.2
Invested assets (CHF billion)      1        1        1        1         1         1                                    1
Regulatory equity allocated
(average)                        650      650      700      750       700       700      550      500      400       550       350
Headcount (full time
equivalents)                     128      132      132      134       128       129      117      113      107       129       116
------------------------------------------------------------------------------------------------------------------------------------

UBS PaineWebber

Restated Business Group reporting

                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Income                          1,517    1,468    1,689    1,717     6,391    1,145       20       22       27     1,214        74
Credit loss expense                (5)      (3)      (6)      (4)      (18)      (1)      (1)       0       (1)       (3)       (3)
------------------------------------------------------------------------------------------------------------------------------------

Total operating income          1,512    1,465    1,683    1,713     6,373    1,144       19       22       26     1,211        71
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses              1,200    1,211    1,312    1,296     5,019      961       40       39       58     1,098       121
General and administrative
expenses                          367      331      363      380     1,441      247       14       23       60       344        58
Depreciation                       37       30       30       27       124       36        1        2        3        42        13
Amortization of goodwill and
other intangible assets           125      123      130      124       502       84       (1)       1        0        84         0
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses        1,729    1,695    1,835    1,827     7,086    1,328       54       65      121     1,568       192
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax                       (217)    (230)    (152)    (114)     (713)    (184)     (35)     (43)     (95)     (357)     (121)
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax and goodwill           (92)    (107)     (22)      10      (211)    (100)     (36)     (42)     (95)     (273)     (121)
Business Group performance
before tax and acquisition
costs                             133      116      211      233       693      101      (36)     (42)     (95)      (72)     (121)

KPI's
Invested assets (CHF billion)     769      694      829      763       769      765       30       24       26       765        25
------------------------------------------------------------------------------------------------------------------------------------

Net new money (CHF billion)       8.5     10.9      7.6      6.2      33.2      4.3      7.0      0.2      3.0      14.5       2.0
Gross margin on invested
assets (bps)                       83       77       85       90        84       79       30       35       42        67        35
Gross margin on invested
assets before acquisition
costs (bps)                        89       83       91       96        90       85       30       35       42        71        35
------------------------------------------------------------------------------------------------------------------------------------

Cost / income ratio (%)           114      115      109      106       111      116      270      295      448       129       259
Cost / income ratio before
goodwill (%)                      106      107      101       99       103      109      275      291      448       122       259
Cost / income ratio before
acquisition costs (%)              92       92       88       87        90       92      275      291      448       105       259
------------------------------------------------------------------------------------------------------------------------------------

Recurring fees                    538      563      576      574     2,251      427
Financial advisors (full time
equivalents)                    8,718    8,874    8,805    8,742     8,718    8,731
------------------------------------------------------------------------------------------------------------------------------------


Additional information
As at                         31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)       841      747      898      829       841
Regulatory equity allocated
(average)                       8,050    8,400    8,950    8,850     8,550    9,200      250      250      250     9,200       200
Headcount (full time
equivalents)                   20,413   20,715   21,089   21,227    20,413   21,567      341      444      551    21,567       581
------------------------------------------------------------------------------------------------------------------------------------

Corporate Center

Restated Business Group reporting

                                                                     Year
                              ------------Quarter ended----------    ended   ------------Quarter ended----------  ----Year ended----
CHF million, except
   where indicated            31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Income                           242      112      266      180       800      296       45       47       (3)      385       388
Credit loss recovery /
(expense)                         55      (21)     114       88       236      166      374      439      182     1,161       448
------------------------------------------------------------------------------------------------------------------------------------

Total operating income           297       91      380      268     1,036      462      419      486      179     1,546       836
------------------------------------------------------------------------------------------------------------------------------------

Personnel expenses               237      135      128       92       592      101       99      156      134       490       548
General and administrative
expenses                         110      200      123      104       537       87      177      206      134       604       720
Depreciation                      93      100       99       80       372      107       78       62       73       320       366
Amortization of goodwill and
other intangible assets            4        6       10        4        24       10       10       11       12        43        50
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses         444      441      360      280     1,525      305      364      435      353     1,457     1,684
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax                      (147)    (350)      20      (12)     (489)     157       55       51     (174)       89      (848)
------------------------------------------------------------------------------------------------------------------------------------

Business Group performance
before tax and goodwill         (143)    (344)      30       (8)     (465)     167       65       62     (162)      132      (798)
------------------------------------------------------------------------------------------------------------------------------------


Additional information
As at                         31.12.01  30.9.01  30.6.01  31.3.01  31.12.01  31.12.00  30.9.00  30.6.00  31.3.00  31.12.00  31.12.99
------------------------------------------------------------------------------------------------------------------------------------
Regulatory equity allocated
(average)                      9,450    8,400    6,650    7,950     8,250    9,550   14,250   13,600   13,200    12,300    13,350
Headcount (full time
equivalents)                   1,132    1,091    1,057    1,029     1,132      986      921      931      926       986       862

------------------------------------------------------------------------------------------------------------------------------------

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments, (8) the impact of the management changes and changes to our business group structure that took place in December 2001 and (9) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

                           INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     UBS AG


                                     By:    /s/ Robert Dinerstein
                                         ----------------------------
                                          Name:  Robert Dinerstein
                                          Title     Managing Director

                                     By:   /s/ Robert Mills
                                         ----------------------------
                                          Name:  Robert Mills
                                          Title:    Managing Director


Date:  April 29, 2002